FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MortgageIT Securities Corp.
Exact Name of Registrant as Specified in Charter

0001305551
Registrant CIK Number

Form 8-K, November 17, 2004, Series 2004-2

56-2483326

333-119686

Name of Person Filing the Document
(If Other than the Registrant)

04050899



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: ______________________________
Name: John R. Cuti
Title: Secretary

Dated: November 19, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction


SEC MAIL PROCESSING
RECEIVED
NOV 2 3 2004
WASH. D.C.
213
SECTION

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 17, 2004

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal MHL 2004-2
Completed 11/17/04 11:03 AM

MHL 2004-2
Available Funds Cap
+(Net collateral interest) / SUM(bond balances) * 360 / (Act days)

	Scenario 1	Scenario 2
3/1	50	50
5/1	10	5

0	11/30/04		
1	12/25/04	5.713	5.713
2	1/25/05	9.796	9.796
3	2/25/05	9.678	9.678
4	3/25/05	10.133	10.133
5	4/25/05	9.601	9.601
6	5/25/05	9.718	9.718
7	6/25/05	9.526	9.526
8	7/25/05	9.643	9.643
9	8/25/05	9.452	9.452
10	9/25/05	9.415	9.415
11	10/25/05	9.547	9.547
12	11/25/05	9.357	9.357
13	12/25/05	9.480	9.480
14	1/25/06	9.290	9.290
15	2/25/06	9.255	9.255
16	3/25/06	9.773	9.773
17	4/25/06	9.251	9.251
18	5/25/06	9.373	9.373
19	6/25/06	9.182	9.182
20	7/25/06	9.305	9.305
21	8/25/06	9.115	9.115
22	9/25/06	9.081	9.081
23	10/25/06	9.219	9.219
24	11/25/06	9.044	9.044
25	12/25/06	9.174	9.174
26	1/25/07	8.984	8.984
27	2/25/07	8.952	8.952
28	3/25/07	9.428	9.428
29	4/25/07	8.903	8.903
30	5/25/07	9.030	9.030
31	6/25/07	8.841	8.841
32	7/25/07	8.969	8.969
33	8/25/07	8.780	8.780
34	9/25/07	8.750	8.750
35	10/25/07	8.893	8.893
36	11/25/07	10.891	10.891
37	12/25/07	9.350	9.350
38	1/25/08	9.105	9.105
39	2/25/08	9.089	9.089
40	3/25/08	9.546	9.546
41	4/25/08	9.071	9.071
42	5/25/08	9.285	9.285
43	6/25/08	9.040	9.040
44	7/25/08	9.254	9.254
45	8/25/08	9.010	9.010
46	9/25/08	8.995	8.995
47	10/25/08	9.224	9.224
48	11/25/08	9.112	9.112
49	12/25/08	9.334	9.334
50	1/25/09	9.085	9.085
51	2/25/09	9.070	9.070
52	3/25/09	9.809	9.809
53	4/25/09	9.042	9.042
54	5/25/09	9.263	9.263
55	6/25/09	9.014	9.014
56	7/25/09	9.235	9.235
57	8/25/09	8.987	8.987
58	9/25/09	9.281	9.281
59	10/25/09	9.646	9.646
60	11/25/09	12.310	12.310
61	12/25/09	10.652	10.652
62	1/25/10	10.313	10.313
63	2/25/10	10.314	10.314
64	3/25/10	11.421	11.421
65	4/25/10	10.317	10.317
66	5/25/10	10.663	10.663
67	6/25/10	10.321	10.321
68	7/25/10	10.666	10.666
69	8/25/10	10.324	10.324
70	9/25/10	10.335	10.335
71	10/25/10	10.685	10.685
72	11/25/10	10.342	10.342
73	12/25/10	10.689	10.689
74	1/25/11	10.346	10.346
75	2/25/11	10.348	10.348
76	3/25/11	11.458	11.458
77	4/25/11	10.351	10.351
78	5/25/11	10.696	10.696
79	6/25/11	10.351	10.351
80	7/25/11	10.697	10.697
81	8/25/11	10.352	10.352

RMBS New Transaction

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 17, 2004

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal MHL 2004-2
Completed 11/17/04 11:03 AM

MHL 2004-2
Available Funds Cap
+(Net collateral interest) / SUM(bond balances) * 360 / (Act days)

	Scenario 1	Scenario 2
3/1	50	50
5/1	10	5

0	11/30/04		
1	12/25/04	5.713	5.713
2	1/25/05	9.796	9.796
3	2/25/05	4.613	4.613
4	3/25/05	5.110	5.110
5	4/25/05	4.618	4.619
6	5/25/05	4.775	4.776
7	6/25/05	4.624	4.625
8	7/25/05	4.781	4.782
9	8/25/05	4.630	4.630
10	9/25/05	4.633	4.633
11	10/25/05	4.794	4.805
12	11/25/05	4.642	4.652
13	12/25/05	4.801	4.812
14	1/25/06	4.649	4.660
15	2/25/06	4.651	4.662
16	3/25/06	5.153	5.172
17	4/25/06	4.657	4.683
18	5/25/06	4.815	4.841
19	6/25/06	4.662	4.688
20	7/25/06	4.820	4.846
21	8/25/06	4.667	4.692
22	9/25/06	4.670	4.694
23	10/25/06	4.828	4.855
24	11/25/06	4.675	4.703
25	12/25/06	4.833	4.863
26	1/25/07	4.680	4.708
27	2/25/07	4.682	4.709
28	3/25/07	5.187	5.220
29	4/25/07	4.687	4.719
30	5/25/07	4.846	4.877
31	6/25/07	4.692	4.722
32	7/25/07	4.850	4.880
33	8/25/07	4.696	4.724
34	9/25/07	4.698	4.726
35	10/25/07	4.857	4.887
36	11/25/07	4.829	5.020
37	12/25/07	4.823	5.035
38	1/25/08	4.665	4.867
39	2/25/08	4.668	4.862
40	3/25/08	4.992	5.195
41	4/25/08	4.678	4.862
42	5/25/08	4.859	5.050
43	6/25/08	4.726	4.901
44	7/25/08	4.909	5.079
45	8/25/08	4.777	4.931
46	9/25/08	4.799	4.942
47	10/25/08	4.976	5.117
48	11/25/08	4.842	4.982
49	12/25/08	5.019	5.155
50	1/25/09	4.900	5.016
51	2/25/09	4.921	5.026
52	3/25/09	5.441	5.555
53	4/25/09	4.954	5.044
54	5/25/09	5.129	5.220
55	6/25/09	4.990	5.067
56	7/25/09	5.166	5.237
57	8/25/09	5.027	5.084
58	9/25/09	5.047	5.312
59	10/25/09	5.232	5.606
60	11/25/09	4.957	7.307
61	12/25/09	4.498	7.088
62	1/25/10	4.352	6.861
63	2/25/10	4.353	6.861
64	3/25/10	4.819	7.598
65	4/25/10	4.353	6.864
66	5/25/10	4.498	7.194
67	6/25/10	4.353	6.962
68	7/25/10	4.498	7.194
69	8/25/10	4.353	6.962
70	9/25/10	4.353	6.990
71	10/25/10	4.498	7.237
72	11/25/10	4.353	7.152
73	12/25/10	4.499	7.393
74	1/25/11	4.354	7.155
75	2/25/11	4.354	7.155
76	3/25/11	4.820	7.922
77	4/25/11	4.355	7.157
78	5/25/11	4.501	7.478
79	6/25/11	4.356	7.237
80	7/25/11	4.503	7.478
81	8/25/11	4.358	7.237

RMBS New Transaction

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2


MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 17, 2004

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal MHL 2004-2

Completed 11/17/04 11:03 AM

MHL 2004-2
Available Funds Cap
+(Net collateral interest) / SUM(bond balances) * 360 / (Act days)

		Scenario 1	Scenario 2	Scenario 3
	1ml	2.01630	FVD	2.0163, 20.0000
	6ml	2.32000	FVD	2.3200, 20.0000
	12ml	2.59950	FVD	2.5995, 20.0000
	Prepay	10% CPR	10% CPR	10% CPR
0	11/30/04			
1	12/25/04	5.713	5.713	5.713
2	1/25/05	4.607	9.796	9.796
3	2/25/05	4.608	4.608	9.678
4	3/25/05	5.102	5.102	10.133
5	4/25/05	4.609	4.609	9.601
6	5/25/05	4.763	4.763	9.718
7	6/25/05	4.610	4.610	9.526
8	7/25/05	4.764	4.764	9.643
9	8/25/05	4.610	4.611	9.452
10	9/25/05	4.611	4.611	9.415
11	10/25/05	4.769	4.780	9.547
12	11/25/05	4.616	4.626	9.357
13	12/25/05	4.771	4.783	9.480
14	1/25/06	4.618	4.629	9.290
15	2/25/06	4.618	4.629	9.255
16	3/25/06	5.114	5.134	9.773
17	4/25/06	4.619	4.647	9.251
18	5/25/06	4.774	4.802	9.373
19	6/25/06	4.620	4.648	9.182
20	7/25/06	4.775	4.803	9.305
21	8/25/06	4.621	4.649	9.115
22	9/25/06	4.622	4.649	9.081
23	10/25/06	4.776	4.808	9.219
24	11/25/06	4.623	4.656	9.044
25	12/25/06	4.777	4.813	9.174
26	1/25/07	4.624	4.658	8.984
27	2/25/07	4.624	4.659	8.952
28	3/25/07	5.120	5.163	9.428
29	4/25/07	4.625	4.667	8.903
30	5/25/07	4.780	4.823	9.030
31	6/25/07	4.626	4.668	8.841
32	7/25/07	4.781	4.824	8.969
33	8/25/07	4.627	4.669	8.780
34	9/25/07	4.628	4.670	8.750
35	10/25/07	4.783	4.829	8.893
36	11/25/07	4.488	5.390	10.891
37	12/25/07	4.638	5.462	9.350
38	1/25/08	4.489	5.287	9.105
39	2/25/08	4.490	5.287	9.089
40	3/25/08	4.800	5.657	9.546
41	4/25/08	4.491	5.299	9.071
42	5/25/08	4.641	5.559	9.285
43	6/25/08	4.492	5.394	9.040
44	7/25/08	4.642	5.589	9.254
45	8/25/08	4.493	5.425	9.010
46	9/25/08	4.494	5.438	8.995
47	10/25/08	4.644	5.632	9.224
48	11/25/08	4.495	5.573	9.112
49	12/25/08	4.645	5.771	9.334
50	1/25/09	4.496	5.610	9.085
51	2/25/09	4.497	5.622	9.070
52	3/25/09	4.979	6.225	9.809
53	4/25/09	4.498	5.649	9.042
54	5/25/09	4.648	5.906	9.263
55	6/25/09	4.499	5.732	9.014
56	7/25/09	4.650	5.928	9.235
57	8/25/09	4.500	5.753	8.987
58	9/25/09	4.503	5.895	9.281
59	10/25/09	4.670	6.164	9.646
60	11/25/09	4.289	7.199	12.310
61	12/25/09	4.435	7.077	10.652
62	1/25/10	4.292	6.851	10.313
63	2/25/10	4.293	6.852	10.314
64	3/25/10	4.754	7.590	11.421
65	4/25/10	4.294	6.859	10.317
66	5/25/10	4.438	7.201	10.663
67	6/25/10	4.295	6.970	10.321
68	7/25/10	4.439	7.204	10.666
69	8/25/10	4.296	6.972	10.324
70	9/25/10	4.297	6.990	10.335
71	10/25/10	4.441	7.234	10.685
72	11/25/10	4.298	7.156	10.342
73	12/25/10	4.442	7.398	10.689
74	1/25/11	4.299	7.161	10.346
75	2/25/11	4.300	7.162	10.348
76	3/25/11	4.761	7.933	11.458
77	4/25/11	4.300	7.168	10.351
78	5/25/11	4.443	7.499	10.696
79	6/25/11	4.300	7.257	10.351
80	7/25/11	4.443	7.499	10.697
81	8/25/11	4.300	7.257	10.352
82	8/25/11			



Excess Spread

Calculations are run to call at both static (1ML = 2.0163%, 6ML = 2.3200%, 12ML and 12M CMT = 2.5995%) and forward LIBOR. Excess spread means the per annum rate equal to 12 times the quotient of (x) the difference between (a) the total scheduled interest of the mortgage loans based on the Net Mortgage Rates in effect on the related due date, divided by (y) the aggregate principal balance of the Offered Certificates as of the first day of the applicable accrual period multiplied by 30 and divided by the actual number of days in the related accrual period. Other assumptions include: (1) prepayment speed is 25% CPR, (2) no defaults and no losses:

Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)
Avg yr1	235	183
Avg yr2	229	106
Avg yr3	230	58
Avg yr4	216	70
Avg yr5	216	67

Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward Libor	12 Month CMT	Excess Spread in bps (Forward LIBOR)
1	324	2.0163%	2.3200%	2.5995%	2.5995%	324
2	222	2.1792%	2.4354%	2.6806%	2.6806%	206
3	222	2.2943%	2.5218%	2.7553%	2.7553%	195
4	246	2.4183%	2.5937%	2.8338%	2.8338%	203
5	222	2.4851%	2.6586%	2.8960%	2.8960%	177
6	230	2.5418%	2.7192%	2.9588%	2.9588%	177
7	222	2.6258%	2.7787%	3.0225%	3.0225%	163
8	230	2.6755%	2.8385%	3.0881%	3.0881%	164
9	223	2.7272%	2.9018%	3.1480%	3.1480%	154
10	223	2.7972%	2.9635%	3.2139%	3.2139%	147
11	231	2.8575%	3.0311%	3.2762%	3.2762%	148
12	223	2.9051%	3.0877%	3.3337%	3.3337%	139
13	231	2.9713%	3.1506%	3.3983%	3.3983%	137
14	224	3.0424%	3.2172%	3.4523%	3.4523%	126
15	224	3.1095%	3.2725%	3.5100%	3.5100%	120
16	248	3.1710%	3.3284%	3.5672%	3.5672%	127
17	224	3.2213%	3.3831%	3.6161%	3.6161%	111
18	232	3.2751%	3.4343%	3.6687%	3.6687%	109
19	224	3.3379%	3.4865%	3.7224%	3.7224%	100
20	232	3.3891%	3.5407%	3.7728%	3.7728%	99
21	225	3.4316%	3.5887%	3.8227%	3.8227%	91
22	225	3.4915%	3.6436%	3.8769%	3.8769%	86
23	233	3.5409%	3.6939%	3.9236%	3.9236%	84
24	225	3.5842%	3.7408%	3.9706%	3.9706%	78
25	233	3.6389%	3.7893%	4.0195%	4.0195%	76
26	226	3.6913%	3.8389%	4.0630%	4.0630%	69
27	226	3.7431%	3.8832%	4.1115%	4.1115%	64
28	250	3.7941%	3.9312%	4.1560%	4.1560%	67
29	226	3.8339%	3.9723%	4.1983%	4.1983%	57
30	234	3.8691%	4.0118%	4.2456%	4.2456%	56
31	227	3.9194%	4.0567%	4.2903%	4.2903%	50
32	234	3.9603%	4.0980%	4.3319%	4.3319%	47
33	227	3.9957%	4.1397%	4.3763%	4.3763%	43
34	227	4.0439%	4.1858%	4.4193%	4.4193%	39

Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward Libor	12 Month CMT	Excess Spread in bps (Forward LIBOR)
35	235	4.0845%	4.2288%	4.4606%	4.4606%	37
36	213	4.1244%	4.2700%	4.5025%	4.5025%	88
37	221	4.1695%	4.3134%	4.5437%	4.5437%	88
38	212	4.2125%	4.3514%	4.5839%	4.5839%	79
39	212	4.2597%	4.3897%	4.6275%	4.6275%	74
40	227	4.3018%	4.4283%	4.6653%	4.6653%	76
41	212	4.3328%	4.4632%	4.7016%	4.7016%	68
42	219	4.3651%	4.4988%	4.7433%	4.7433%	75
43	212	4.4067%	4.5374%	4.7781%	4.7781%	69
44	219	4.4392%	4.5700%	4.8162%	4.8162%	68
45	212	4.4752%	4.6087%	4.8548%	4.8548%	62
46	212	4.5148%	4.6462%	4.8893%	4.8893%	59
47	219	4.5443%	4.6798%	4.9283%	4.9283%	58
48	212	4.5757%	4.7174%	4.9621%	4.9621%	67
49	219	4.6121%	4.7556%	4.9974%	4.9974%	66
50	212	4.6568%	4.7920%	5.0339%	5.0339%	60
51	212	4.6988%	4.8304%	5.0660%	5.0660%	56
52	235	4.7299%	4.8620%	5.0985%	5.0985%	59
53	213	4.7624%	4.8955%	5.1274%	5.1274%	51
54	220	4.7952%	4.9299%	5.1600%	5.1600%	57
55	213	4.8297%	4.9621%	5.1892%	5.1892%	52
56	220	4.8644%	4.9926%	5.2215%	5.2215%	51
57	213	4.8983%	5.0274%	5.2506%	5.2506%	46
58	214	4.9281%	5.0556%	5.2804%	5.2804%	60
59	223	4.9583%	5.0838%	5.3135%	5.3135%	69
60	193	4.9881%	5.1163%	5.3395%	5.3395%	177
61	200	5.0166%	5.1439%	5.3689%	5.3689%	183
62	193	5.0477%	5.1737%	5.3987%	5.3987%	174
63	194	5.0779%	5.1971%	5.4265%	5.4265%	172
64	215	5.1043%	5.2122%	5.4581%	5.4581%	188
65	194	5.1342%	5.2284%	5.4847%	5.4847%	168
66	201	5.1618%	5.2449%	5.5122%	5.5122%	180
67	***	5.1884%	5.2599%	5.5403%	5.5403%	172
68	***	5.1756%	5.2744%	5.5706%	5.5706%	***

RMBS New Transaction

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2



MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 17, 2004



COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Excess Spread

Calculations are run to call at both static (1ML = 2.0163%, 6ML = 2.3200%, 12ML and 12M CMT = 2.5995%) and forward LIBOR. Excess spread means the per annum rate equal to 12 times the quotient of (x) the difference between (a) the total scheduled interest of the mortgage loans based on the Net Mortgage Rates in effect on the related due date, divided by (y) the aggregate principal balance of the Offered Certificates as of the first day of the applicable accrual period multiplied by 30 and divided by the actual number of days in the related accrual period. Other assumptions include: (1) prepayment speed is 25% CPR, (2) no defaults and no losses:

Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)
Avg yr1	235	183
Avg yr2	229	106
Avg yr3	230	58
Avg yr4	216	70
Avg yr5	216	67

Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward Libor	12 Month CMT	Excess Spread in bps (Forward LIBOR)
1	324	2.0163%	2.3200%	2.5995%	2.5995%	324
2	222	2.1792%	2.4354%	2.6806%	2.6806%	206
3	222	2.2943%	2.5218%	2.7553%	2.7553%	195
4	246	2.4183%	2.5937%	2.8338%	2.8338%	203
5	222	2.4851%	2.6586%	2.8960%	2.8960%	177
6	230	2.5418%	2.7192%	2.9588%	2.9588%	177
7	222	2.6258%	2.7787%	3.0225%	3.0225%	163
8	230	2.6755%	2.8385%	3.0881%	3.0881%	164
9	223	2.7272%	2.9018%	3.1480%	3.1480%	154
10	223	2.7972%	2.9635%	3.2139%	3.2139%	147
11	231	2.8575%	3.0311%	3.2762%	3.2762%	148
12	223	2.9051%	3.0877%	3.3337%	3.3337%	139
13	231	2.9713%	3.1506%	3.3983%	3.3983%	137
14	224	3.0424%	3.2172%	3.4523%	3.4523%	126
15	224	3.1095%	3.2725%	3.5100%	3.5100%	120
16	248	3.1710%	3.3284%	3.5672%	3.5672%	127
17	224	3.2213%	3.3831%	3.6161%	3.6161%	111
18	232	3.2751%	3.4343%	3.6687%	3.6687%	109
19	224	3.3379%	3.4865%	3.7224%	3.7224%	100
20	232	3.3891%	3.5407%	3.7728%	3.7728%	99
21	225	3.4316%	3.5887%	3.8227%	3.8227%	91
22	225	3.4915%	3.6436%	3.8769%	3.8769%	86
23	233	3.5409%	3.6939%	3.9236%	3.9236%	84
24	225	3.5842%	3.7408%	3.9706%	3.9706%	78
25	233	3.6389%	3.7893%	4.0195%	4.0195%	76
26	226	3.6913%	3.8389%	4.0630%	4.0630%	69
27	226	3.7431%	3.8832%	4.1115%	4.1115%	64
28	250	3.7941%	3.9312%	4.1560%	4.1560%	67
29	226	3.8339%	3.9723%	4.1983%	4.1983%	57
30	234	3.8691%	4.0118%	4.2456%	4.2456%	56
31	227	3.9194%	4.0567%	4.2903%	4.2903%	50
32	234	3.9603%	4.0980%	4.3319%	4.3319%	47
33	227	3.9957%	4.1397%	4.3763%	4.3763%	43
34	227	4.0439%	4.1858%	4.4193%	4.4193%	39
35	235	4.0845%	4.2288%	4.4606%	4.4606%	37
36	213	4.1244%	4.2700%	4.5025%	4.5025%	88
37	221	4.1695%	4.3134%	4.5437%	4.5437%	88
38	212	4.2125%	4.3514%	4.5839%	4.5839%	79
39	212	4.2597%	4.3897%	4.6275%	4.6275%	74
40	227	4.3018%	4.4283%	4.6653%	4.6653%	76
41	212	4.3328%	4.4632%	4.7016%	4.7016%	68
42	219	4.3651%	4.4988%	4.7433%	4.7433%	75
43	212	4.4067%	4.5374%	4.7781%	4.7781%	69
44	219	4.4392%	4.5700%	4.8162%	4.8162%	68
45	212	4.4752%	4.6087%	4.8548%	4.8548%	62
46	212	4.5148%	4.6462%	4.8893%	4.8893%	59
47	219	4.5443%	4.6798%	4.9283%	4.9283%	58
48	212	4.5757%	4.7174%	4.9621%	4.9621%	67
49	219	4.6121%	4.7556%	4.9974%	4.9974%	66
50	212	4.6568%	4.7920%	5.0339%	5.0339%	60
51	212	4.6988%	4.8304%	5.0660%	5.0660%	56
52	235	4.7299%	4.8620%	5.0985%	5.0985%	59
53	213	4.7624%	4.8955%	5.1274%	5.1274%	51
54	220	4.7952%	4.9299%	5.1600%	5.1600%	57
55	213	4.8297%	4.9621%	5.1892%	5.1892%	52
56	220	4.8644%	4.9926%	5.2215%	5.2215%	51
57	213	4.8983%	5.0274%	5.2506%	5.2506%	46
58	214	4.9281%	5.0556%	5.2804%	5.2804%	60
59	223	4.9583%	5.0838%	5.3135%	5.3135%	69
60	193	4.9881%	5.1163%	5.3395%	5.3395%	177
61	200	5.0166%	5.1439%	5.3689%	5.3689%	183
62	193	5.0477%	5.1737%	5.3987%	5.3987%	174
63	194	5.0779%	5.1971%	5.4265%	5.4265%	172
64	215	5.1043%	5.2122%	5.4581%	5.4581%	188
65	194	5.1342%	5.2284%	5.4847%	5.4847%	168
66	201	5.1618%	5.2449%	5.5122%	5.5122%	180
67	***	5.1884%	5.2599%	5.5403%	5.5403%	172
68	***	5.1756%	5.2744%	5.5706%	5.5706%	***

RMBS New Transaction

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 17, 2004

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

Pool Summary	
Total Issue Balance (USD)	606,104,000
Original Mortgage Pool Balance (USD)	637,632,970
Current Mortgage Pool Balance (USD)	635,331,368
Total Number of Loans	2,122
Average Loan Balance (USD)	299,402
1st lien (%age)	100.0%
2nd lien (%age)	0.0%
WA FICO	733
- Minimum FICO	621
- Maximum FICO	827
WA LTV	74.0%
- Minimum LTV	12.8%
- Maximum LTV	95.0%
WA DTI	33.8%
- Minimum DTI	0.1%
- Maximum DTI	64.8%
WA Age (Months)	1
WA Remaining Term (Months)	359
Aquired Loans	
North California (% of Pool)	39.1%
South California (% of Pool)	26.8%

North California	
% of State	59.29
WA FICO	736
- Minimum FICO	621
- Maximum FICO	816
WA LTV	73.13
- Minimum LTV	16.24
- Maximum LTV	95
Highest Zip-Code Density (% of State)	1.08
Zip-Code with Highest Density	94568

South California	
% of State	40.71
WA FICO	732
Minimum FICO	628
Maximum FICO	827
WA LTV	72.54
Minimum LTV	16.97
Maximum LTV	90
Highest Zip-Code Density (% of State)	0.86
Zip-Code with Highest Density	92037

Classification	Total	Check
Mortgage Type	635,331,368	
Loan-to-Value	635,331,368	
FICO	635,331,368	
Purpose	635,331,368	
Occupancy	635,331,368	
Loan Balance	635,331,368	
Property Type	635,331,368	
Documentation Type	635,331,368	
Fixed Period	635,331,368	
Debt-to-Income Ratio	635,331,368	
Geographic Distribution	635,331,368	

Per Annum Fees	
Servicer Fees	0.38
Cost of Carry	

Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

Mortgage Type	WA LTV	WA FICO	Balance
Classic 30yr FRM			
Classic 15yr FRM			
Classic ARM			
Classic 15/30 Balloon			
Classic 5/1 Hybrid	73%	732	151,402,324
Classic 5/1 IO Hybrid	74%	733	483,929,044
5/1 Hybrid w/3 year IO feature			

LTV	WA LTV	WA FICO	Balance
0.01-20.00	16%	765	659,814
20.01-25.00	22%	753	537,635
25.01-30.00	28%	738	2,303,000
30.01-35.00	33%	754	1,616,551
35.01-40.00	38%	748	3,586,155
40.01-45.00	43%	736	7,001,611
45.01-50.00	48%	743	10,659,645
50.01-55.00	53%	734	13,239,236
55.01-60.00	58%	738	27,854,755
60.01-65.00	63%	738	56,591,807
65.01-70.00	69%	726	46,851,459
70.01-75.00	74%	723	72,294,594
75.01-80.00	80%	735	369,837,101
80.01-85.00	85%	714	6,346,614
85.01-90.00	90%	711	10,372,088
90.01-95.00	94%	727	5,579,302
95.01-100.00			

Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

FICO	WA LTV	WA FICO	Balance
321 - 340			
341 - 360			
361 - 380			
381 - 400			
401 - 420			
421 - 440			
441 - 460			
461 - 480			
481 - 500			
501 - 520			
521 - 540			
541 - 560			
561 - 580			
581 - 600			
601 - 620			
621 - 640	72%	628	3,749,754
641 - 660	75%	654	12,255,746
661 - 680	74%	671	55,088,784
681 - 700	76%	691	69,192,466
701 - 720	74%	711	92,073,743
721 - 740	74%	731	116,199,265
741 - 760	74%	751	119,015,653
761 - 780	75%	770	98,867,982
781 - 800	69%	789	55,009,288
801 - 820	74%	806	13,548,687
> 820	59%	827	330,000
Unknown			

Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

LTV	MIG%	WA FICO	Balance with MIG
0.01-20.00	0%	0	0
20.01-25.00	0%	0	0
25.01-30.00	0%	0	0
30.01-35.00	0%	0	0
35.01-40.00	0%	0	0
40.01-45.00	0%	0	0
45.01-50.00	0%	0	0
50.01-55.00	0%	0	0
55.01-60.00	0%	0	0
60.01-65.00	0%	0	0
65.01-70.00	0%	0	0
70.01-75.00	0%	0	0
75.01-80.00	12%	704	438,234
80.01-85.00	100%	714	6,346,614
85.01-90.00	100%	711	10,372,088
90.01-95.00	100%	727	5,579,302
95.01-100.00			

Purpose	WA LTV	WA FICO	Balance
Purchase	78%	741	350,322,985
Cash-Out/Refinancing	70%	719	161,589,958
Refinancing	68%	728	123,418,425

Occupancy	WA LTV	WA FICO	Balance
Owner	75%	731	562,663,211
Investment	68%	743	55,376,873
2nd Home	72%	747	17,291,284

H

Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

Loan Balance	WA LTV	WA FICO	Balance
<$200,000	75%	729	85,195,567
<$400,000	74%	731	307,687,043
<$600,000	74%	736	171,238,556
>$600,000	72%	736	71,210,203

Property Type	WA LTV	WA FICO	Balance
SFR	73%	732	404,284,839
PUD	75%	733	142,598,669
CND	76%	735	64,064,575
2-4 Family	72%	733	24,383,285

Documentation Type	WA LTV	WA FICO	Balance
Full	75%	732	328,342,118
Reduced			
SISA	76%	734	249,776,195
NISA			
NINA	58%	734	35,172,540
NAV			
No Ratio	67%	733	22,040,515
Alt			

Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

Fixed Period (Months)	WA LTV	WA FICO	Balance
1			
3			
6	74%	742	9,139,808
12			
24			
36	75%	733	255,239,856
60	73%	733	370,951,704
84			
>=120			

DTI	WA LTV	WA FICO	Balance
0.01 - 5.00	61%	732	50,498,131
5.01 - 10.00	73%	769	1,976,500
10.01 - 15.00	66%	757	3,865,232
15.01 - 20.00	73%	746	9,080,864
20.01 - 25.00	70%	735	30,861,098
25.01 - 30.00	74%	737	57,685,667
30.01 - 35.00	75%	736	95,998,986
35.01 - 40.00	76%	733	178,552,825
40.01 - 45.00	77%	728	158,017,991
45.01 - 50.00	76%	726	34,247,051
50.01 - 55.00	75%	728	3,988,966
> 55.00	79%	748	2,853,108
Unknown	65%	736	7,704,950

Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

Geographic Distribution	WA LTV	WA FICO	Balance
AK			
AL	71%	704	446,400
AR	83%	742	253,331
AS			
AZ	78%	729	36,893,122
CA	73%	734	418,534,119
CO	76%	730	17,533,460
CT	71%	725	4,057,735
CZ			
DC			
DE	75%	728	404,830
FL	75%	726	22,135,643
GA	78%	741	2,181,816
GU			
HI	60%	795	708,000
IA	74%	633	74,494
ID			
IL	75%	730	17,189,706
IN	87%	735	677,909
KS	91%	747	210,344
KY			
LA			
MA	74%	731	8,518,598
MD	72%	719	3,953,414
ME			
MI	80%	724	135,138
MN	79%	734	5,737,875
MO	71%	755	1,733,434
MS			
MT	80%	787	570,400
NC	74%	736	4,667,399
ND			
NE			
NH	80%	717	832,883
NJ	73%	731	6,340,385
NM			
NV	75%	725	12,477,516
NY	71%	732	14,788,359
OH	79%	750	628,500
OK	85%	718	223,053
OR	79%	725	2,102,466

Pool Data

Data Entry Rules:

1. Only enter data in the fields highlighted in purple.
2. Please enter 0 for blanks.
3. Bucket the data using best fit rules.

OT			
PA	76%	695	1,019,563
PR			
RI			
SC			
SD			
TN	78%	724	891,500
TT			
TX	78%	722	15,092,372
UT	78%	703	753,808
VA	78%	717	4,900,977
VI			
VT			
WA	79%	739	23,093,334
WI	78%	730	5,569,484
WV			
WY			

RMBS New Transaction

Computational Materials

$606,104,000 (approximate)
MortgageIT Trust 2004-2

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

November 16, 2004


UBS
Investment
Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by MortgageIT Holdings, Inc. (the "Seller"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume

no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC	
Asset-Backed Finance	
Paul Scialabba	(212) 713-9832
Steven Warjanka	(212) 713-2466
Verdi Contente	(212) 713-2713
Michael Braylovsky	(212) 713-3744
MBS Trading	
Brian Bowes	(212) 713-2860
Adam Yarnold	(212) 713-2860
Margarita Genis	(212) 713-2860

$606,104,000 (approx.)
MortgageIT Trust 2004-2

Characteristics of the Certificates (1), (2), (3)

Class	Expected Class Sizes ($)	Expected Ratings (S&P/Moody's)	Bond Type	Initial Credit Enhancement (3)	Interest Accrual Basis	WAL (yrs.) to Call / Maturity	Pmt. Window (mos.) to Call / Maturity	Final Scheduled Maturity
A-1	318,301,000	AAA / Aaa	Senior Floater (4)	16.50%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
A-2A	190,980,000	AAA / Aaa	Super Senior Floater (4)	24.85%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
A-2B	21,220,000	AAA / Aaa	Senior Support Floater (4)	16.50%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
M-1	53,367,000	AAA / NR	Mezzanine Floater (5)	8.10%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
M-2	22,236,000	AA / NR	Mezzanine Floater (5)	4.60%	30/360	2.74 / 3.33	1-66 / 1-205	December 2034
B-1	15,883,000				*Not Offered Hereby*			
B-2	7,941,000				*Not Offered Hereby*			
Total								

Notes:

(1) *Subject to this footnote (1), class sizes subject to a permitted variance in the aggregate of +/-10%.* Class sizes are also subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread. The class sizes of the Class A-1, Class A-2A and Class A-2B Notes will also be subject to investor demand, provided that the initial principal balance of the Class A-2A Notes will be 90% of the initial aggregate principal balance of the Class A-2 Notes.

(2) Pricing Prepayment Assumption: 25% CPR

(3) Credit enhancement for the Notes will be provided by a combination of subordination provided to the Class A-1 Notes and the Class A-2 Notes by the Class M-1, Class M-2, Class B-1 and Class B-2 Notes (and, in the case of the Class A-2A Notes only, also by the Class A-2B Notes), OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.85% of the aggregate stated principal balance of the mortgage loans as of the Cut-Off Date.

(4) The Note Interest Rate for the Class A-1, the Class A-2A and the Class A-2B Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [ ]%, [ ]% and [ ]% respectively, (b) 11.500% and (c) the Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class A-1, the Class A-2A and the Class A-2B Notes *will increase to 2 times the respective original margin.*

(5) The Note Interest Rate for the Class M-1, the Class M-2, the Class B-1 and the Class B-2 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [ ]%, [ ]%, [%] and [ ]% respectively, (b) 11.500% and (c) the Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for each of the Class M-1, the Class M-2, the Class B-1 and the Class B-2 Notes will increase to 1.5 times the respective original margin.

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. After an initial fixed rate period of either 6 months, 3 years or 5 years, the interest rate on each mortgage loan will adjust semi-annually based on Six-Month LIBOR, or annually based on One-Year CMT or One-Year LIBOR to equal the related index plus a margin.

- 76.17% of the mortgage loans are interest-only for the first 3, 5 or 10 years after origination and then fully amortize over the remaining term. Approximately 12.02% of the mortgage loans have penalties for full or partial prepayments.
- Approximately 51.68% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac). Approximately 39.31% of the mortgage loans are originated based on the stated income of the borrower.
- The two states with the largest concentration are California (65.88%) and Arizona (5.81%).
- The weighted average FICO score is 733.
- The weighted average LTV is 74.00%. The weighted average CLTV including subordinate financing at the time of origination is 82.26%.
- All the mortgage loans with LTVs greater than 80% have primary mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).
- Approximately 51.56% of the mortgage loans have conforming balances based upon the loan size limits as set by Fannie Mae and Freddie Mac.

More detailed collateral information is provided in the tables attached hereto.

Loan Description	% of Pool	Gross WAC (%)	Net WAC (%)	WAM (mos.)	Gross Margin (%)	Net Margin (%)	Initial Cap* (%)	Periodic Cap* (%)	Max Rate (%)	Mos to Roll
6-Month LIBOR ARM	1.44	4.287	3.907	356	2.271	1.891	1.000	1.000	11.354	10
3/1-Year CMT Hybrid ARM	4.17	4.528	4.148	359	2.750	2.370	2.000	2.000	10.528	35
3/1-Year LIBOR Hybrid ARM	3.08	4.385	4.005	359	2.250	1.870	2.000	2.000	10.385	34
3/6-Month LIBOR Hybrid ARM	32.93	5.147	4.767	359	2.250	1.870	6.000	2.000	11.147	35
5/1-Year CMT Hybrid ARM	15.05	4.847	4.467	360	2.746	2.366	4.980	2.000	9.853	59
5/1-Year LIBOR Hybrid ARM	8.23	4.816	4.436	359	2.250	1.870	4.904	2.000	9.848	50
5/6-Month LIBOR Hybrid ARM	35.11	5.395	5.015	359	2.250	1.870	6.000	2.000	11.390	59
Totals:	**100.00**	**5.100**	**4.720**	**359**	**2.346**	**1.966**	**5.446**	**1.997**	**10.885**	**48**

*Non-zero weighted average

SUMMARY OF TERMS:

Depositor:	MortgageIT Securities Corp.
Mortgage Loan Seller:	MortgageIT Holdings, Inc. (an affiliate of the Depositor).
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Originator:	MortgageIT. Inc.
Servicer:	MortgageIT Holdings, Inc.
Sub-Servicer	GMAC Mortgage Corporation.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Credit Suisse First Boston LLC and UBS Securities LLC
Indenture Trustee:	Deutsche Bank National Trust Company.
Custodian:	Deutsche Bank National Trust Company.
Rating Agencies:	Standard & Poor's, a division of the McGraw-Hill Companies, Inc. and Moody's Investors Service, Inc.
Notes:	The Class A-1 Notes. The Class A-2A Notes and the Class A-2B Notes (together, the "Class A-2 Notes"). The Class A-1 Notes and the Class A-2 Notes are together referred to as the "Class A Notes". The Class M-1 Notes and the Class M-2 Notes (together, the "Class M Notes"). The Class B-1 Notes and the Class B-2 Notes (together, the "Class B Notes"). The Class B Notes are not offered hereby.
Cut-off Date:	November 1, 2004.
Settlement Date:	On or about November 24, 2004.
Payment Date:	25th day of each month (or the next business day if such day is not a business day), commencing in December, 2004.
Optional Clean-Up Call:	The majority holder of the Owner Trust Certificate may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that MortgageIT Holdings, Inc. will retain the Owner Trust Certificate.
Registration:	The Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes will be available in book-entry form through DTC, Euroclear and Clearstream.

0

Minimum Denominations: The Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Legal Structure: Owner Trust.

ERISA Considerations: The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.

Owner Trustee: Wilmington Trust Company.

SMMEA Eligibility: The Class A Notes and the Class M Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate (including the Master Servicing fee) of 38.0 basis points. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Interest Payments: On each Payment Date holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the related Accrual Period, and any interest due on a prior Payment Date that was not paid.

The "Accrual Period" for all of the Notes will be the period from and including the preceding Payment Date (or from the Settlement Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The Indenture Trustee will calculate interest on the Notes on a 30/360 basis. The Notes will settle flat on the Closing Date.

Credit Enhancement:

- **Subordination:**
Initially, 16.50% for the Class A Notes (or, in the case of the Class A-2A Notes, 24.85%), 8.10% for the Class M-1 Notes and 4.60% for the Class M-2 Notes.
- **Overcollateralization ("OC"):**

Initial (% Orig.)	0.85%
OC Target Amount (% Orig.)	0.85%
Stepdown (% Current)	1.70%
OC Floor (% Orig.)	0.50%

- **Excess spread:**
Will initially be equal to approximately 324 bps per annum (before losses) as of the Cut-off Date, and is expected to be available to cover losses and to maintain the OC Target Amount.

Interest Funds: With respect to any Payment Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan during the related due period.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan during the related due period.

Accrued Note Interest: For any Payment Date and each class of Notes interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior payment date with interest thereon at the related Note Interest Rate.

Basis Risk Carryforward Amount: As of any Payment Date on which the Note Interest Rate for a Class of Notes is calculated based on the Available Funds Rate, the sum of (i) the excess, if any, of (a) the amount of Accrued Note Interest calculated using the lesser of (x) one-month LIBOR plus the related margin and (y) 11.50% over (b) the amount of Accrued Note Interest calculated using a Note Interest Rate equal to the Available Funds Rate for such Payment Date and (ii) the Basis Risk Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.

Available Funds Rate: For any Payment Date, the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

Principal Distribution Amount: With respect to any Payment Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Payment Date, the lesser of (a) the excess of (i) the available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the Notes for such Payment Date and (b) the Principal Funds for such Payment Date.

Extra Principal Distribution Amount: With respect to any Payment Date, the lesser of (x) the Net Monthly Excess Cashflow for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: For any Payment Date, the excess of (x) the available funds for such Payment Date over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest for the Notes and the Principal Funds.

Priority of Payments: On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

Interest will be distributed pro rata to the holders of the Class A-1, Class A-2A and Class A-2B Notes, and then on a sequential basis to the holders of the Class M-1, Class M-2, Class B-1 and Class B-2 Notes, in that order, to the extent of the related Accrued Note Interest for such class for such Payment Date.

Principal Distributions:
Principal will be distributed to the extent of the Basic Principal Distribution Amount to the holders of the Class A-1, Class A-2A, Class A-2B, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, pro rata.

Net Monthly Excess Cashflow:

1) To the holders of the Class A-1, Class A-2A, Class A-2B, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, pro rata, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) sequentially to the holders of the Class A, Class M-1, Class M-2 and Class B-1 Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes (provided that amounts allocated to the Class A Notes will be allocated on a pro rata basis between the Class A-1 Notes and the Class A-2 Notes, and that amounts allocated to the Class A-2 Notes will first be allocated to the Class A-2A Notes until there are no remaining Allocated Realized Loss Amounts for such Notes, and then to the Class A-2B Notes);
3) sequentially to the holders of the Class A, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, in that order, any related Basis Risk Carryforward Amount for such Notes on such Payment Date (provided that amounts allocated to the Class A Notes will be allocated on a pro rata basis among the Class A-1 Notes, the Class A-2A Notes and the Class A-2B Notes) after first applying the proceeds (if any) received under the Yield Maintenance Agreements on or immediately prior to such Payment Date, such proceeds being applied among the Notes on the same basis as set out earlier in this paragraph (3); and
4) to the holders of the Owner Trust Certificates as provided in the Indenture and the Trust Agreement.

Overcollateralization Deficiency Amount: For any Payment Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Target Amount: With respect to any Payment Date, (a) if such Payment Date is prior to the Stepdown Date, 0.85% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (b) if such Payment Date is on or after the related Stepdown Date, the greater of (i) 1.70% of the then current aggregate stated principal balance of the mortgage loans as of the end of the related due period and (ii) the related Overcollateralization Floor, provided, however, that if a Trigger Event is in effect on any Payment Date, the Overcollateralization Target Amount shall equal the Overcollateralization Target Amount from the immediately preceding Payment Date.

Overcollateralization Amount: For any Payment Date, the amount, if any, by which (i) the aggregate stated principal balance of the mortgage loans exceeds (ii) the aggregate principal balance of the Notes.

Step-Down Date: The later to occur of (x) the Payment Date in November 2007 and (y) the first Payment Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the related mortgage loans as of the Cut-off Date.

Trigger Event: A Trigger Event is in effect with respect to any Payment Date if either (i) the three month average of the Sixty-Plus Delinquency Percentage, as determined on that Payment Date and the immediately preceding two Payment Dates, equals or exceeds 6.00% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (ii) cumulative realized losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[0.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 49-60	[1.00]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Months 61-72	[1.15]% in the first month plus an additional 1/12th of [0.15]% for every month thereafter
Month 73 and thereafter	[1.30]%

Sixty-Plus Delinquency Percentage: With respect to any Payment Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Payment Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the mortgage loans immediately preceding that Payment Date.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B-2 Notes until their Note Principal Balance is reduced to zero, fourth, to the Class B-1 Notes until their Note Principal Balance is reduced to zero, fifth, to the Class M-2 Notes until their Note Principal Balance is reduced to zero and sixth, to the Class M-1 Notes until their Note Principal Balance is reduced to zero. Thereafter, Realized Losses will be allocated to the Class A-1 Notes and the Class A-2 Notes on a pro rata basis, with the amount allocated to the Class A-2 Notes being first allocated to the Class A-2B Notes, until their Note Principal Balance is reduced to zero, and then to the Class A-2A Notes.

Once Realized Losses have been allocated to any Class of Notes, such amounts with respect to such Notes will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow as an Allocated Realized Loss Amount.

Allocated Realized Loss Amount: With respect to any Class of Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from any previous Payment Date.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to separate yield maintenance agreements purchased with respect to the 3/1 hybrid ARM loans and 5/1 hybrid ARM loans, respectively, which are intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on any Class of Notes (calculated as if it were not subject to the Available Funds Rate) and the Available Funds Rate (each a "Yield Maintenance Agreement").

On each Payment Date, payments under the Yield Maintenance Agreement related to the 3 year hybrid loans will be made on a notional amount based on an amortization schedule applying 18% CPR through November 2007 (assuming no losses or delinquencies), and zero thereafter.

On each Payment Date, payments under the Yield Maintenance Agreement related to the 5/1 hybrid loans will be made on a notional amount based on an amortization schedule applying 18% CPR through November 2009 (assuming no losses or delinquencies), and zero thereafter.

The notional amount schedule for each of the Yield Maintenance Agreements is attached hereto.

Prospectus: The Notes will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Notes and the mortgage loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Notes may not be consummated unless the purchaser has received the Prospectus.

Total Mortgage Loans

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]

[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]

[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Sensitivity Analysis [1]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]							[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[1] Assumes Closing Date of 30 November 2004

Sensitivity Analysis [2]

[2] Assumes Closing Date of 30 November 2004

Available Funds Rate

Period	Payment Date	Avail. Funds Cap (%) (1)(2)(4)	Avail. Funds Cap (%) (1)(3)(4)
1	12/25/04	5.713	5.713
2	1/25/05	4.608	9.796
3	2/25/05	4.609	9.837
4	3/25/05	5.104	10.372
5	4/25/05	4.611	9.920
6	5/25/05	4.766	10.116
7	6/25/05	4.614	10.004
8	7/25/05	4.769	10.201
9	8/25/05	4.616	10.090
10	9/25/05	4.617	10.133
11	10/25/05	4.777	10.345
12	11/25/05	4.624	10.235
13	12/25/05	4.780	10.439
14	1/25/06	4.627	10.329
15	2/25/06	4.629	10.375
16	3/25/06	5.126	10.975
17	4/25/06	4.632	10.532
18	5/25/06	4.788	10.736
19	6/25/06	4.635	10.626
20	7/25/06	4.791	10.831
21	8/25/06	4.638	10.721
22	9/25/06	4.640	10.770
23	10/25/06	4.796	10.990
24	11/25/06	4.643	10.897
25	12/25/06	4.800	11.110
26	1/25/07	4.647	11.001
27	2/25/07	4.649	11.052
28	3/25/07	5.149	11.614
29	4/25/07	4.652	11.170
30	5/25/07	4.810	11.382
31	6/25/07	4.656	11.275
32	7/25/07	4.814	11.488
33	8/25/07	4.661	11.383
34	9/25/07	4.663	11.437
35	10/25/07	4.821	11.667
36	11/25/07	4.525	13.846

Period	Payment Date	Avail. Funds Cap (%) (1)(2)(4)	Avail. Funds Cap (%) (1)(3)(4)
37	12/25/07	4.679	11.094
38	1/25/08	4.512	10.855
39	2/25/08	4.512	10.885
40	3/25/08	4.824	11.390
41	4/25/08	4.512	10.959
42	5/25/088	4.663	11.220
43	6/25/08	4.513	11.020
44	7/25/08	4.663	11.282
45	8/25/08	4.513	11.083
46	9/25/08	4.513	11.114
47	10/25/08	4.663	11.391
48	11/25/08	4.513	11.325
49	12/25/08	4.663	11.594
50	1/25/09	4.513	11.391
51	2/25/09	4.513	11.423
52	3/25/09	4.998	12.215
53	4/25/09	4.516	11.497
54	5/25/09	4.669	11.771
55	6/25/09	4.521	11.574
56	7/25/09	4.674	11.849
57	8/25/09	4.525	11.653
58	9/25/09	4.530	12.001
59	10/25/09	4.699	12.407
60	11/25/09	4.317	15.362
61	12/25/09	4.466	10.726
62	1/25/10	4.324	10.389
63	2/25/10	4.327	10.394
64	3/25/10	4.793	11.515
65	4/25/10	4.332	10.407

(1) Available Funds Rate for the Notes is a per annum rate equal to the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period and (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date.

(2) Assumes no losses, 20% optional termination, 25% CPR on collateral, and 1 month LIBOR and 6 month LIBOR remain constant at 2.0163% and 2.32%, respectively.

(3) Assumes no losses, 20% optional termination, 25% CPR on collateral and 1 month LIBOR and 6 month LIBOR are 2.0163% and 2.32%, respectively, for the first Distribution Date and both increase to 20.000% for each Distribution Date thereafter. The values indicated include proceeds from the Yield Maintenance Agreements, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

(4) Assumes Closing Date of 30 November 2004

Yield Maintenance Agreement 3/1 [3]

Period	Beginning Accrual	Ending Accrual	Notional Balance ($)	1ML Strike Lower Collar (%)	1ML Strike Upper Collar (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[3] Assumes Closing Date of 30 November 2004

Yield Maintenance Agreement 5/1 [4]

Period	Beginning Accrual	Ending Accrual	Notional Balance ($)	1ML Strike Lower Collar (%)	1ML Strike Upper Collar (%)
1	11/30/2004	12/25/04	[illegible]	[illegible]	[illegible]
2	12/25/2004	01/25/05	[illegible]	[illegible]	[illegible]
3	01/25/2005	02/25/05	[illegible]	[illegible]	[illegible]
4	02/25/2005	03/25/05	[illegible]	[illegible]	[illegible]
5	03/25/2005	04/25/05	[illegible]	[illegible]	[illegible]
6	04/25/2005	05/25/05	[illegible]	[illegible]	[illegible]
7	05/25/2005	06/25/05	[illegible]	[illegible]	[illegible]
8	06/25/2005	07/25/05	[illegible]	[illegible]	[illegible]
9	07/25/2005	08/25/05	[illegible]	[illegible]	[illegible]
10	08/25/2005	09/25/05	[illegible]	[illegible]	[illegible]
11	09/25/2005	10/25/05	[illegible]	[illegible]	[illegible]
12	10/25/2005	11/25/05	[illegible]	[illegible]	[illegible]
13	11/25/2005	12/25/05	[illegible]	[illegible]	[illegible]
14	12/25/2005	01/25/06	[illegible]	[illegible]	[illegible]
15	01/25/2006	02/25/06	[illegible]	[illegible]	[illegible]
16	02/25/2006	03/25/06	[illegible]	[illegible]	[illegible]
17	03/25/2006	04/25/06	[illegible]	[illegible]	[illegible]
18	04/25/2006	05/25/06	[illegible]	[illegible]	[illegible]
19	05/25/2006	06/25/06	[illegible]	[illegible]	[illegible]
20	06/25/2006	07/25/06	[illegible]	[illegible]	[illegible]
21	07/25/2006	08/25/06	[illegible]	[illegible]	[illegible]
22	08/25/2006	09/25/06	[illegible]	[illegible]	[illegible]
23	09/25/2006	10/25/06	[illegible]	[illegible]	[illegible]
24	10/25/2006	11/25/06	[illegible]	[illegible]	[illegible]
25	11/25/2006	12/25/06	[illegible]	[illegible]	[illegible]
26	12/25/2006	01/25/07	[illegible]	[illegible]	[illegible]
27	01/25/2007	02/25/07	[illegible]	[illegible]	[illegible]
28	02/25/2007	03/25/07	[illegible]	[illegible]	[illegible]
29	03/25/2007	04/25/07	[illegible]	[illegible]	[illegible]
30	04/25/2007	05/25/07	[illegible]	[illegible]	[illegible]
31	05/25/2007	06/25/07	[illegible]	[illegible]	[illegible]
32	06/25/2007	07/25/07	[illegible]	[illegible]	[illegible]
33	07/25/2007	08/25/07	[illegible]	[illegible]	[illegible]
34	08/25/2007	09/25/07	[illegible]	[illegible]	[illegible]
35	09/25/2007	10/25/07	[illegible]	[illegible]	[illegible]
36	10/25/2007	11/25/07	[illegible]	[illegible]	[illegible]
37	11/25/2007	12/25/07	[illegible]	[illegible]	[illegible]
38	12/25/2007	01/25/08	[illegible]	[illegible]	[illegible]
39	01/25/2008	02/25/08	[illegible]	[illegible]	[illegible]
40	02/25/2008	03/25/08	[illegible]	[illegible]	[illegible]
41	03/25/2008	04/25/08	[illegible]	[illegible]	[illegible]
42	04/25/2008	05/25/08	[illegible]	[illegible]	[illegible]
43	05/25/2008	06/25/08	[illegible]	[illegible]	[illegible]
44	06/25/2008	07/25/08	[illegible]	[illegible]	[illegible]
45	07/25/2008	08/25/08	[illegible]	[illegible]	[illegible]
46	08/25/2008	09/25/08	[illegible]	[illegible]	[illegible]
47	09/25/2008	10/25/08	[illegible]	[illegible]	[illegible]
48	10/25/2008	11/25/08	[illegible]	[illegible]	[illegible]
49	11/25/2008	12/25/08	[illegible]	[illegible]	[illegible]
50	12/25/2008	01/25/09	[illegible]	[illegible]	[illegible]
51	01/25/2009	02/25/09	[illegible]	[illegible]	[illegible]
52	02/25/2009	03/25/09	[illegible]	[illegible]	[illegible]
53	03/25/2009	04/25/09	[illegible]	[illegible]	[illegible]
54	04/25/2009	05/25/09	[illegible]	[illegible]	[illegible]
55	05/25/2009	06/25/09	[illegible]	[illegible]	[illegible]
56	06/25/2009	07/25/09	[illegible]	[illegible]	[illegible]
57	07/25/2009	08/25/09	[illegible]	[illegible]	[illegible]
58	08/25/2009	09/25/09	[illegible]	[illegible]	[illegible]
59	09/25/2009	10/25/09	[illegible]	[illegible]	[illegible]
60	10/25/2009	11/25/09	[illegible]	[illegible]	[illegible]

[4] Assumes Closing Date of 30 November 2004